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EXHIBIT 21

                        PENNROCK FINANCIAL SERVICES CORP.
                         SUBSIDIARIES OF THE REGISTRANT

The registrant has one direct wholly-owned subsidiary, Blue Ball National Bank. The Bank, a national bank and a member of the Federal Reserve System, is engaged in the commercial, retail and trust business.

Blue Ball National Bank has two direct wholly-owned subsidiaries. One subsidiary, Atlantic Regional Mortgage Corporation was liquidated in 1997 under a formal liquidation plan adopted on September 30, 1997, and is currently inactive. The other subsidiary, PennRock Insurance Group, Inc. ("PIGI"), is a Pennsylvania corporation organized for the sale of annuities and other types of insurance products. PIGI began operations in the first quarter of 1999.